Exhibit 99.3

PARAMOUNT ENERGY TRUST

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 18, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. Fold

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on June 16, 2009.

Appointment of Proxyholder

I/We being holder of trust units of Paramount Energy Trust ("PET" or the "Trust") hereby appoint: Susan L. Riddell Rose, or failing her, Clayton H. Riddell, both directors of PET

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of holders ("Unitholders") of trust units ("Trust Units") of Paramount Energy Trust (the "Meeting") to be held in the McMurray Room, Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Thursday, June 18, 2009 at 3:00 p.m. (Calgary Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Trustee To re-appoint Computershare Trust Company of Canada as trustee (the "Trustee") of PET.	☐	☐

	For	Against
2. Fix the Number of Directors To instruct the Trustee to fix the number of directors of Paramount Energy Operating Corp. (the "Administrator") at eight (8) and to elect eight (8) directors of the Administrator for the ensuing year or until their successors are elected or appointed.	☐	☐

	For	Withhold
3. Appointment of Auditors To appoint auditors for the ensuing year and to authorize the directors of the Administrator to fix their remuneration.	☐	☐

	For	Against
4. Unit Incentive Plan To re-approve PET's Unit Incentive Plan and grant of all unallocated rights under the plan and to approve and ratify certain amendments thereto as described in the accompanying Management Information Circular and Proxy Statement.	☐	☐

	For	Against
5. Bonus Rights Plan To re-approve PET's Bonus Rights Plan and grant all unallocated rights under the plan and to approve and ratify certain amendments thereto as described in the accompanying Management Information Circular and Proxy Statement.	☐	☐

6. To transact such other business as may properly come before the Meeting.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

066033 AR2 PUTQ